

March 14, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE American certifies its approval for listing and registration of the following securities of UNION ACQUISITION CORP. under the Exchange Act of 1934:

- Ordinary shares, par value $0.0001 per share

- Warrants, exercisable for ordinary shares

Sincerely,